PROKOM
SOFTWARE SA

02 AUG 15

FAX

02049283

to:	Division of Corporate Finance File No. 82-4700	Se Co DC, USA	+1 (202) 942 9624

from: **PROKOM Software S.A.**

81-319 GDYNIA, ŚLĄSKA 23/25, POLAND
tel.: +48 58 628 66 66 fax: +48 58 621 66 77

SUPPL

date: 14 August 2002 pages: 1 +

subject: **Quarterly Report for the 2Q 2002**

This is a summary translation of the company's statement communicated to the Polish Securities Commission according to paragraph 1.2 and 57.2 of the Decree of the Ministries Committee, dated 16th October of 2001 (Official Journal no 139 item 1568) regarding current and periodic information announced by issuers of securities admitted to public exchange.

The Management Board of Prokom Software S.A. announces the consolidated quarterly report of Prokom Software S.A. Capital Group for the 2nd quarter 2002 in a form of:

- consolidated financial statements including: consolidated balance sheet, off-balance sheet items, consolidated statement of operations, statement of changes in consolidated shareholders' equity and consolidated statement of cash flows, and
- Prokom Software S.A.'s abbreviated unconsolidated financial statements including: balance sheet, off-balance sheet items, statement of operations, statement of changes in shareholders' equity and statement of cash flows.

Please note that this is a translation of the consolidated quarterly report prepared in accordance with Polish Accounting Standards.

14 August, 2002 Bogdan Bartkowski
Member of the Management Board

Form SA-QSr 2 / 2002

Pursuant to section 1.2, section 57.2 and section 58.1 of the Decree of the Council of Ministers of 16 October 2001
the Management Board of Prokom Software S.A.
informs about the quarterly financial report for the 2nd quarter of 2002

August 14, 2002
(date of report)

SELECTED CONSOLIDATED FINANCIAL DATA	in thousand PLN		in thousand EUR	
	2 quarters 2002 (current year) cumulative from 01.01.2002 to 30.06.2002	2 quarters 2001 (previous year) cumulative from 01.01.2001 to 30.06.2001	2 quarters 2002 (current year) cumulative from 01.01.2002 to 30.06.2002	2 quarters 2001 (previous year) cumulative from 01.01.2001 to 30.06.2001
I. Revenues	403 679	455 856	109 026	127 313
II. Operating profit	70 395	62 007	19 012	17 317
III. Profit before income tax	54 498	15 015	14 719	4 193
IV. Net profit	30 474	(6 814)	8 230	(1 931)
V. Cash flows from operating activities	129 891	75 053	35 081	20 961
VI. Cash flows from investing activities	(134 968)	(93 390)	(36 452)	(26 082)
VII. Cash flows from financing activities	(44 572)	2 379	(12 038)	664
VIII. Net cash inflow / outflow	(49 649)	(15 959)	(13 409)	(4 457)
IX. Total assets	1 044 611	843 156	260 560	249 580
X. Total liabilities	496 698	378 118	123 893	111 926
XI. Long-term liabilities	219 670	623	54 793	184
XII. Short-term liabilities	236 572	361 786	59 508	107 091
XIII. Shareholders' equity	516 846	452 785	128 868	134 022
XIV. Share capital	13 462	13 462	3 358	3 985
XV. Number of shares	13 462 000	13 462 000	13 462 000	13 462 000
XVI. Basic earnings per ordinary share (in PLN / EUR)	4,25	2,21	1,15	0,59
XVII. Diluted earnings per ordinary share (in PLN / EUR)	4,02	-	1,08	-
XVIII. Book value per share (in PLN / EUR)	38,38	33,63	9,57	9,95
XIX. Diluted book value per share (in PLN / EUR)	34,83	-	8,69	-
XX. Dividend (either paid or declared) per share (in PLN / EUR)	-	-	-	-

CONSOLIDATED BALANCE SHEET (in thousand PLN)	as at 30.06.2002	as at 31.03.2002	as at 30.06.2001	as at 31.03.2001
Assets				
I. Fixed assets	333 330	321 290	196 372	219 187
1. Intangible fixed assets, including:	7 398	8 732	13 214	15 075
- goodwill	162	179	230	247
2. Goodwill on consolidation	120 736	128 078	17 878	19 388
3. Tangible fixed assets	67 465	55 282	55 880	56 474
4. Long-term receivables	3 347	4 128	3 874	4 126
4.1. From related parties	1 066	-	-	-
4.2. From other parties	2 281	4 128	3 874	4 126
5. Long-term investments	104 298	102 138	80 087	94 850
5.1. Land and buildings	-	-	-	-
5.2. Intangible fixed assets	-	-	-	-
5.3. Long-term financial investments	104 074	101 914	79 863	94 626
a) in related parties, including:	40 255	40 731	7 028	15 487
- investments in associated undertakings accounted for by the equity method of accounting	13 679	14 815	6 042	14 349
- investments in subsidiaries not included in the consolidation	976	976	189	271
b) in other parties	63 819	61 183	72 835	79 139
5.4. Other long-term investments	224	224	224	224
6. Long-term deferred tax and deferred costs	30 086	22 932	25 439	29 274
6.1. Deferred tax	22 998	19 105	17 407	26 388
6.2. Deferred costs	7 088	3 827	8 032	2 886
II. Current assets	711 281	834 837	646 784	664 910
1. Inventories	79 759	97 267	55 319	64 616
2. Receivables	237 983	266 354	209 643	269 181
2.1. From related parties	61 120	64 910	58 826	67 384
2.2. From other parties	176 863	201 444	150 817	211 797
3. Short-term investments	385 364	464 884	375 339	324 256
3.1. Short-term financial investments	385 364	464 884	375 339	324 256
a) in related parties	311 013	306 689	309 881	249 991
b) in other parties	50 827	113 573	43 875	48 680
c) cash and cash equivalents	23 524	44 622	21 583	25 585
3.2. Other short-term investments	-	-	-	-
4. Short-term deferred tax and deferred costs	8 175	6 332	6 483	6 857
Total assets	1 044 611	1 156 127	843 156	884 097

Shareholders' equity and liabilities				
I. Shareholders' equity	**516 646**	**520 343**	**452 765**	**453 644**
1. Share capital	13 462	13 462	13 462	13 462
2. Unpaid capital	-	-	-	-
3. Own shares held (negative value)	-	-	-	-
4. Spare capital	499 747	497 352	499 747	378 472
5. Revaluation reserve	-	-	-	-
6. Other spare capital	-	-	-	-
7. Exchange rate differences on consolidation	-	-	-	-
a) foreign exchange gains	-	-	-	-
b) foreign exchange losses	-	-	-	-
8. Undistributed profit (not covered loss) from previous years	(27 037)	(24 431)	-53 530	72 598
9. Net profit (loss)	30 474	33 960	(6 914)	-10 888
10. Net profit deductions (negative value)	-	-	-	-
II. Minority interests	**31 125**	**31 939**	**12 197**	**14 188**
III. Badwill on consolidation	**142**	**20**	**76**	**95**
IV. Liabilities and provisions for liabilities	***496 698***	***603 825***	***378 118***	***416 170***
1. Deferred income tax and provisions for liabilities	28 071	25 178	10 443	24 266
1.1. Deferred income tax	15	2 778	8	9 392
1.2. Provisions for retirement benefits and equivalent	800	16 056	800	8 984
a) long-term provisions	800	16 056	800	8 984
b) short-term provisions	0	0	0	0
1.3. Other provisions	27 256	6 344	9 635	5 890
a) long-term provisions	0	0	0	0
b) short-term provisions	27 256	6 344	9 635	6 890
2. Long-term liabilities	219 670	231 902	623	122
2.1. To related parties	34	34	34	34
2.2. To other parties	219 636	231 868	589	88
3. Short-term liabilities	238 572	342 061	361 786	387 310
3.1. To related parties	167	6	350	5 346
3.2. To other parties	236 832	340 608	360 291	381 298
3.3. Special funds	1 573	1 447	1 145	666
4. Badwill and accruals	10 385	4 684	5 266	4 472
4.1. Badwill	32	65	97	114
4.2. Accruals	10 353	4 619	5 169	4 358
a) long-term	0	228	0	0
b) short-term	10 353	4 391	5 169	4 358
Total liabilities and shareholders' equity	1 044 611	1 156 127	843 156	884 097

Book value	516 646	520 343	452 765	453 644
Number of shares	13 462 000	13 462 000	13 462 000	13 462 000
Book value per share (in PLN)	38,38	38,65	33,63	33,70
Anticipated number of shares	14 874 624	14 802 000	-	-
Diluted book value per share (in PLN)	34,83	35,24	-	-

OFF-BALANCE SHEET ITEMS	as at 30.06.2002	as at 31.03.2002	as at 30.06.2001	as at 31.03.2001
1. Contingent receivables	6 732	4 105	-	-
1.1. From related parties	-	-	-	-
- guarantees received	-	-	-	-
1.2. From other parties	6 732	4 105	-	-
- guarantees received	1 043	-	-	-
- bills of exchange received	5 689	4 105	-	-
2. Contingent liabilities	51 921	40 913	47 347	142 483
2.1. To related parties	23 031	23 270	16 210	118 006
- guarantees granted	22 538	22 534	14 910	17 600
- liabilities arising from future rental payments	493	736	1 300	1 150
- bills of exchange issuance	-	-	-	99 256
2.2. To other parties	28 890	17 643	31 137	24 477
- bank guarantees securing trade agreements	22 150	17 643	31 005	22 156
- liabilities arising from future rental payments	0	-	132	-
- bills of exchange issuance	6 740	-	-	2 321
3. Other	-	-	-	-
Total off-balance sheet items	58 653	45 018	47 347	142 483

CONSOLIDATED STATEMENT OF OPERATIONS (in thousand PLN)	2nd quarter 2002 (current year) from 01.04.2002 to 30.06.2002	2 quarters 2002 (current year) cumulative from 01.01.2002 to 30.06.2002	2nd quarter 2001 (previous year) from 01.04.2001 to 30.06.2001	2 quarters 2001 (previous year) cumulative from 01.01.2001 to 30.06.2001
I. Revenues, including:	191 215	403 679	210 036	455 856
- from related parties	(15 449)	(3 843)	1 102	2 590
1. Sales of finished products and services	139 205	299 236	119 796	235 728
2. Sales of goods for resale and materials	52 010	104 443	90 240	220 128
II. Cost of sales, including:	*105 023*	*210 475*	*143 014*	*305 628*
- to related parties	8 493	13 978	4 285	4 792
1. Costs of products and services sold	66 656	129 819	73 708	134 921
2. Costs of goods and materials sold	38 367	80 656	69 306	170 707
III. Gross margin (I-II)	86 192	193 204	67 022	150 228
IV. Selling costs	6 575	16 139	8 258	15 517
V. General and administrative costs	45 272	81 733	33 028	66 636
VI. Net margin (III-IV-V)	34 345	95 332	25 736	68 075
VII. Other operating income	1 479	2 085	913	1 454
1. Profit on disposal of non-financial fixed assets	81	95	115	161
2. Donations	26	48	19	39
3. Other operating income	1 372	1 942	779	1 254
VIII. Other operating expenses	24 686	27 022	3 602	7 522
1. Loss on disposal of non-financial fixed assets	589	607	0	0
2. Provisions for non-financial fixed assets	1 936	1 936	1 632	1 632
3. Other operating expenses	22 161	24 479	1 970	5 890
IX. Operating profit (VI+VII-VIII)	11 138	70 395	23 047	62 007
X. Financial income	13 089	34 935	32 245	53 390
1. Dividends and equivalents received, including:	0	0	0	0
- from related parties	0	0	0	0
2. Interest, including:	9 762	21 866	24 673	26 762
- from related parties	8 250	18 885	22 527	22 595
3. Profits on disposal of investments	49	359	262	262
4. Revaluation of investments	3 793	6 490	-7 847	934
5. Other	-515	6 220	15 157	25 432
XI. Financial expenses	18 275	37 016	33 855	97 388
1. Interest, including:	7 984	16 179	13 054	16 297
- to related parties	0	0	0	0
2. Losses on disposal of investments	15 631	17 940	235	235
3. Revaluation of investments	(3 666)	11	22 292	78 340
4. Other	(1 674)	2 886	(1 726)	2 516
XII. Profit (loss) on disposal of investments in related parties	848	848	0	0
XIII. Profit on ordinary activities before taxes (IX+X-XI+/-XII)	6 800	69 162	21 437	18 009
XIV. Extraordinary items (XIV.1. - XIV.2.)	7	7	(18)	51
1. Extraordinary profit	7	7	65	373
2. Extraordinary loss	0	0	83	322
XV. Goodwill on consolidation amortisation	7 379	14 717	1 553	3 082
XVI. Badwill on consolidation amortisation	27	46	19	37
XVII. Profit before income tax (XIII+/-XIV-XV+XVI)	-545	54 498	19 885	15 015
XVIII. Income tax	2 397	20 716	7 941	8 785
a) current tax	8 904	27 699	8 128	21 994
b) deferred tax	(6 507)	(6 983)	-187	(13 209)
XX. Other obligatory charges	0	0	0	0
XXI. Share of result of associates	(1 290)	(4 060)	(8 531)	(13 634)
XXII. Minority interests	(746)	(752)	(561)	(490)
XXIII. Net profit (loss) (XVII-XVIII-XIX+/-XX+/-XXI)	(3 488)	30 474	3 974	(6 914)

Net profit (for 12 months) *)	57 234		28 853	
Weighted average number of ordinary shares	13 462 000		12 958 784	
Basic earnings per ordinary share (in PLN)	4,25		2,21	
Weighted average anticipated number of ordinary shares	14 231 388		-	
Diluted earnings per ordinary share (in PLN)	4,02		-	

STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS' EQUITY (in thousand PLN)	2nd quarter 2002 (current year) from 01.04.2002 to 30.06.2002	2 quarters 2002 (current year) cumulative from 01.01.2002 to 30.06.2002	2nd quarter 2001 (previous year) from 01.04.2001 to 30.06.2001	2 quarters 2001 (previous year) cumulative from 01.01.2001 to 30.06.2001
I. Opening balance of shareholders' equity	520 343	488 447	453 644	459 749
a) changes in accounting policy	0	-	-	-
b) corrections of fundamental errors	0	-	-	-
c) correction of the 1st quarter	(211)	(275)	(5 615)	(832)
I.a. Opening balance of shareholders' equity after reconciliation to comparable data	520 132	488 172	448 029	458 917
1. Opening balance of share capital	13 462	13 462	13 462	12 700
1.1. Changes in share capital	-	-	-	762
a) increase	-	-	-	762
- share issue	-	-	-	762
b) decrease	-	-	-	-
- redemption of own shares	-	-	-	-
1.2. Closing balance of share capital	13 462	13 462	13 462	13 462
2. Opening balance of unpaid capital	-	-	-	-
2.1. Changes in unpaid capital	-	-	-	-
a) increase	-	-	-	-
b) decrease	-	-	-	-
2.2. Closing balance of unpaid capital	-	-	-	-
3. Opening balance of own shares held	-	-	-	-
3.1. Changes in own shared held	-	-	-	-
a) increase	-	-	-	-
b) decrease	-	-	-	-
3.2. Closing balance of own shares held	-	-	-	-
4. Opening balance of spare capital	497 352	497 352	378 472	377 882
4.1. Changes in spare capital	2 395	2 395	121 275	121 865
a) increase	2 395	2 395	121 275	121 865
- share premium	-	-	-	-
- net profit distribution (statutory)	-	-	-	-
- net profit distribution (over statutory-required minimum value)	-	-	117 110	117 110
- other	-	-	-	-
- correction of the 1st quarter	2 395	2 395	4 165	4 755
b) decrease	-	-	-	-
- loss cover	-	-	-	-
4.2. Closing balance of spare capital	499 747	499 747	499 747	499 747
5. Opening balance of revaluation reserve	-	-	-	-
5.1. Changes in revaluation reserve	-	-	-	-
a) increase	-	-	-	-
b) decrease	-	-	-	-
- disposal of fixed assets	-	-	-	-
5.2. Closing balance of revaluation reserve	-	-	-	-
6. Opening balance of other spare capital	-	-	-	-
6.1. Changes in other spare capital	-	-	-	-
a) increase	-	-	-	-
b) decrease	-	-	-	-
6.2. Closing balance of other spare capital	-	-	-	-
7. Exchange rate differences on consolidation	-	-	-	-
8. Opening balance of undistributed profit (not covered loss) from prevoius years	6 043	(24 367)	61 710	69 167
8.1. Opening balance of undistributed profit from prevoius years	33 960	-	61 710	72 306
a) changes in accounting policy	-	-	0	-
b) corrections of fundamental errors	-	-	0	-
c) correction of the 1st quarter			5 008	(5 587)
8.2. Opening balance of undistributed profit from previous years after reconciliation to comparable data	33 960	-	66 718	66 719
a) increase	-	-	0	-
- profit distribution	-	-	0	-
b) decrease	-	-	117 110	117 110
- profit deductions for marketing and promotional funds	-	-	117 110	117 110
- other	-	-	-	-
8.3. Closing balance of undistributed profit from previous years	33 960	-	-	-
8.4. Opening balance of not covered loss from previous years	(24 431)	(24 367)	(14 027)	(3 139)
a) changes in accounting policy	-	-	-	-
b) corrections of fundamental errors	-	-	-	-
c) correction of the 1st quarter	(2 606)	(2 670)		
8.5. Opening balance of not covered loss from previous years after reconciliation to comparable data	(27 037)	(27 037)	(50 391)	(3 139)
a) increase	-	-	-	-
- transfer of loss to be covered	-	-	-	-
b) decrease	-	-	-	-
8.6. Closing balance of not covered loss from previous years	(27 037)	(27 037)	(64 418)	(53 530)
8.7. Closing balance of undistributed profit (not covered loss) from prevoius years	6 923	(27 037)	(64 418)	(53 530)
9. Net profit (loss) for the period	(3 486)	30 474	3 974	(6 914)
a) net profit	-	30 474	3 974	-
b) net loss	(3 486)	-	-	(6 914)
c) other net profit (loss) deductions	-	-	-	-
II. Closing balance of shareholders' equity	516 646	516 646	452 765	452 765
III. Closing balance of shareholders' equity regarding the proposed profit distribution (loss coverage)	516 646	516 646	452 765	452 765

CONSOLIDATED STATEMENT OF CASH FLOWS (in thousand PLN)	2nd quarter 2002 (current year) from 01.04.2002 to 30.06.2002	2 quarters 2002 (current year) cumulative from 01.01.2002 to 30.06.2002	2nd quarter 2001 (previous year) from 01.04.2001 to 30.06.2001	2 quarters 2001 (previous year) cumulative from 01.01.2001 to 30.06.2001
A. Cash flows from operating activities	**2 424**	**129 891**	**35 419**	**75 053**
I. Net profit (loss)	(3 486)	30 474	3 974	(6 914)
II. Adjustments to reconcile net profit to net cash generated by *operating activities:*	*5 910*	*89 417*	*31 445*	*81 967*
1. Minority interests	(746)	(752)	(560)	(489)
2. Share of result of associates	1 290	4 060	8 531	13 634
3. Depreciation, including:	17 401	30 918	11 318	23 018
- goodwill and badwill on consolidation amortisation	7 352	14 871	1 535	3 048
4. Foreign exchange gains (losses)	127	127	*0*	*0*
5. Interest and dividends received and paki	17 838	20 898	5 676	12 351
6. (Gains) losses from investing activities	14 963	7 625	(10 075)	(16 274)
7. Change in provisions	14 140	11 973	(1 447)	0
8. Change in inventories	(12 071)	(9 329)	9 896	13 345
9. Change in receivables	*60 933*	*220 270*	*83 706*	*182 886*
10. Change in short-term liabilities (except for credit facilities and loans)	(56 800)	(162 688)	(62 654)	(165 321)
11. Change in prepayments and accruals' balance	(11 302)	(13 280)	(5 784)	(18 099)
12. Other adjustments	(39 863)	(10 405)	12 839	54 916
III. Cash flows from operating activities (I+/-II)	**2 424**	**129 891**	**35 419**	**76 053**
B. Cash flows from investing activities	***(17 893)***	***(134 968)***	***(67 926)***	***(93 390)***
I. Cash inflows from investing activities	**881 509**	**1 717 626**	**72 167**	**270 452**
1. Disposal of intangible and tangible fixed assets	128	148	278	280
2. Disposal of long-term investments in land, buildings and intangible fixed assets	0	0	0	0
3. Disposal of long-term *financial* investments, *including those:*	881 381	1 717 478	67 754	266 035
a) In related parties	816 701	1 582 321	139 100	139 100
- disposal of financial assets	815 721	1 581 341	139 100	139 100
- dividends and equivalents received	980	980	0	0
- repayment of long-term loans granted	0	0	0	0
- interest	0	0	0	0
- other cash inflows from financial assets	0	0	0	0
b) In other parties	84 680	135 157	(71 346)	126 935
- disposal of financial assets	53 797	114 123	(72 325)	124 710
- dividends and equivalents received	0	0	0	0
- *repayment of long-term loans granted*	20 612	20 706	42	85
- repayment of short-term loans granted	(7 495)	0	212	714
- interest	(2 234)	328	725	1 426
- other cash inflows from financial assets	0	0	0	0
4. Other cash inflows from investing activities	0	0	4 137	4 137
II. Cash outflows from investing activities	(899 202)	(1 852 594)	(140 093)	(383 842)
1. Purchase of intangible and tangible fixed assets	(18 264)	(23 009)	(6 179)	(9 926)
2. Purchase of long-term investments in land, buildings and intangible fixed assets	0	0	0	0
3. Purchase of long-term financial investments, including those:	(878 414)	(1 825 061)	(131 101)	(351 103)
a) In related parties	(813 168)	(1 713 402)	(201 467)	(201 467)
- purchase of financial assets	(813 158)	(1 713 402)	(201 467)	(201 467)
- long-term loans granted	0	0	0	0
b) in other parties	(63 256)	(111 659)	70 366	(149 636)
- purchase of financial assets	(39 996)	(88 379)	70 298	(148 114)
- long-term loans granted	(10 505)	(10 525)	(32)	(1 512)
- short-term loans granted	(12 755)	(12 765)	100	(10)
4. Dividends and equivalents paid to non-related parties	(3 930)	(3 930)	0	0
5. Other cash outflows from investing activities	(594)	(594)	(2 813)	(2 813)
III. Cash flows from investing activities (I-II)	**(17 693)**	**(134 968)**	**(67 926)**	**(03 390)**
C. Cash flows from financing activities	**(5 829)**	**(44 572)**	**28 505**	**2 379**
I. Cash inflows from financing activities	262 510	263 150	525 195	526 488
1. Share issue	0	0	0	762
2. Credit facilities and loans received	8 200	8 840	(262)	269
3. Debt securities issue	254 000	254 000	525 457	525 457
4. Other cash inflows from financing activities	310	310	0	0
II. Cash outflows from financing activities	(268 339)	(307 722)	(496 690)	(524 109)
1. Purchase of own shares	0	0	0	0
2. Dividends and equivalents paid to shareholders	0	0	0	0
3. Other expenses related to profit distribution	0	0	0	0
4. Repayment of credit facilities and loans received	5 922	(4 251)	2 148	(12 239)
5. Redemption of debt securities issued	(264 525)	(291 521)	(491 239)	(493 230)
6. Payments of other financial liabilities	0	0	0	0
7. Payments of finance lease liabilities	0	0	0	0
8. Interest paid	(95)	(191)	(6 907)	(14 683)
9. Other cash outflows from financing activities	(9 640)	(11 759)	(693)	(3 957)
III. Cash flows from financing activities (I-II)	**(5 829)**	**(44 572)**	**28 505**	**2 379**
D. Net cash inflow / outflow (A+/-B+/-C)	**(21 098)**	**(49 849)**	**(4 002)**	**(15 958)**
E. Balance sheet change in cash position	**(21 098)**	**(49 649)**	**(4 002)**	**(16 958)**
- change in cash position due to exchange rate differences	1 620	27	(53)	(53)
F. Cash at the beginning of the financial year	44 622	73 173	25 585	37 541
G. Cash at the end of the financial year (F+/- D), including:	**23 524**	**23 524**	**21 583**	**21 583**
- restricted cash and cash equivalents	174	174	27	27

BALANCE SHEET (in thousand PLN)	as at 30.06.2002	as at 31.03.2002	as at 30.06.2001	as at 31.03.2001
Assets				
I. Fixed assets	**469 186**	**448 057**	**181 410**	**304 595**
1. Intangible fixed assets, including:	4 444	5 484	4 518	5 739
- goodwill	100	112	148	160
2. Tangible fixed assets	55 622	43 549	44 592	45 682
3. Long-term receivables	3 347	4 128	3 874	4 126
3.1. From related parties	1 066	-	-	-
3.2. From other parties	2 281	4 128	3 874	4 126
4. Long-term investments	383 020	372 640	108 683	220 929
4.1. Land and buildings	-	-	-	-
4.2. Intangible fixed assets	-	-	-	-
4.3. Long-term financial investments	382 796	372 416	108 459	220 705
a) in related parties, including:	319 657	312 786	36 727	146 162
- investments in associated undertakings accounted for by the equity method of accounting	-	-	-	-
b) in other parties	63 139	59 630	71 732	74 543
4.4. Other long-term investments	224	224	224	224
5. Long-term deferred tax and deferred costs	22 753	22 256	19 743	28 119
5.1. Deferred tax	15 675	18 439	11 906	25 233
5.2. Deferred costs	7 078	3 817	7 837	2 886
II. Current assets	**641 071**	**736 599**	**712 038**	**611 942**
1. Inventories	64 786	54 089	44 057	54 609
2. Receivables	211 389	245 443	186 138	245 383
2.1. From related parties	68 240	93 761	58 842	56 975
2.2. From other parties	143 149	151 682	127 296	188 408
3. Short-term investments	360 723	433 295	478 413	307 715
3.1. Short-term financial investments	360 723	433 295	478 413	307 715
a) in related parties	311 013	306 689	427 977	251 085
b) in other parties	44 794	112 578	43 796	48 654
c) cash and cash equivalents	4 916	14 028	6 640	7 976
3.2. Other short-term investments	-	-	-	-
4. Short-term deferred tax and deferred costs	4 193	3 772	3 430	4 235
Total assets	**1 110 257**	**1 184 656**	**893 448**	**916 537**

Shareholders' equity and liabilities				
I. Shareholders' equity	**633 145**	**621 092**	**543 866**	**525 734**
1. Share capital	13 462	13 462	13 462	13 462
2. Unpaid capital	-	-	-	0
3. Own shares held (negative value)	-	-	-	0
4. Spare capital	499 747	497 352	499 747	378 472
5. Revaluation reserve	-	-	-	0
6. Other spare capital	-	-	-	0
7. Undistributed profit (not covered loss) from previous years	58 982	61 235	6 947	131 521
8. Net profit (loss)	60 954	49 043	23 710	2 279
9. Net profit deductions (negative value)	-	-	-	-
II. Liabilities and provisions for liabilities	**477 112**	**563 564**	**349 582**	**390 803**
1. Deferred income tax and provisions for liabilities	28 056	31 727	10 270	26 144
1.1. Deferred income tax	-	9 327	-	11 270
1.2. Provisions for retirement benefits and equivalent	800	16 056	800	8 984
a) long-term provisions	800	16 056	800	8 984
b) short-term provisions	-	-	-	-
1.3. Other provisions	27 256	6 344	9 470	5 890
a) long-term provisions	-	-	-	-
b) short-term provisions	27 256	6 344	9 470	5 890
2. Long-term liabilities	217 530	231 081	-	-
2.1. To related parties	-	-	-	-
2.2. To other parties	217 530	231 081	-	-
3. Short-term liabilities	224 020	298 941	334 493	361 220
3.1. To related parties	3 563	4 676	1 953	7 237
3.2. To other parties	219 629	293 689	331 729	353 646
3.3. Special funds	828	576	811	337
4. Badwill and accruals	7 506	1 815	4 819	3 439
4.1. Badwill	32	65	97	114
4.2. Accruals	7 474	1 750	4 722	3 325
a) long-term	0	0	0	0
b) short-term	7 474	1 750	4 722	3 325
Total liabilities and shareholders' equity	**1 110 257**	**1 184 656**	**893 448**	**916 537**
	14 874 524	14 802 000	-	-

Book value	633 145	621 092	543 866	525 734
Number of shares	13 462 000	13 462 000	13 462 000	13 462 000
Book value per share (in PLN)	47,03	46,14	40,40	39,05
Anticipated number of shares	14 874 524	14 802 000	-	-
Diluted book value per share (in PLN)	42,56	42,05	-	-

OFF-BALANCE SHEET ITEMS	as at 30.06.2002	as at 31.03.2002	as at 30.06.2001	as at 31.03.2001
1. Contingent receivables	-	-	-	-
1.1. From related parties	-	-	-	-
- guarantees received	-	-	-	-
1.2. From other parties	-	-	-	-
- guarantees received	-	-	-	-
2. Contingent liabilities	44 142	39 878	41 868	140 171
2.1. To related parties	21 992	22 235	16 210	118 015
- guarantees granted	21 499	21 499	14 910	17 600
- liabilities arising from future rental payments	493	736	1 300	1 160
- bills of exchange issuance	-		-	99 255
2.2. To other parties	22 150	17 643	25 659	22 156
- bank guarantees securing trade agreements	22 150	17 643	25 659	22 156
3. Other	-	-	-	-
Total off-balance sheet items	44 142	39 878	41 869	140 171

STATEMENT OF OPERATIONS (in thousand PLN)	2nd quarter 2002 (current year) from 01.04.2002 to 30.06.2002	2 quarters 2002 (current year) cumulative from 01.01.2002 to 30.06.2002	2nd quarter 2001 (previous year) from 01.04.2001 to 30.06.2001	2 quarters 2001 (previous year) cumulative from 01.01.2001 to 30.06.2001
I. Revenues, including:	164 866	347 159	171 555	383 606
- from related parties	(14 592)	(1 963)	1 451	3 184
1. Sales of finished products and services	126 743	273 045	114 712	225 132
2. Sales of goods for resale and materials	38 123	74 114	56 843	158 474
II. Cost of sales, including:	79 430	161 619	111 086	245 559
- to related parties	9 416	16 372	5 834	6 341
1. Costs of products and services sold	52 276	105 990	66 188	123 427
2. Costs of goods and materials sold	27 154	55 629	44 897	122 132
III. Gross margin (I-II)	85 436	185 540	60 470	138 047
IV. Selling costs	6 277	13 351	5 792	9 915
V. General and administrative costs	41 672	72 012	27 217	54 905
VI. Net margin (III-IV-V)	37 487	100 177	27 461	73 227
VII. Other operating income	811	1 257	783	981
1. Profit on disposal of non-financial fixed assets	0	0	94	136
2. Donations	0	0	0	0
3. Other operating income	811	1 257	689	845
VIII. Other operating expenses	24 221	26 458	3 544	7 180
1. Loss on disposal of non-financial fixed assets	589	607	0	0
2. Provisions for non-financial fixed assets	1 813	1 813	1 587	1 587
3. Other operating expenses	21 819	24 038	1 957	5 593
IX. Operating profit (VI+VII-VIII)	14 077	74 976	24 700	67 028
X. Financial income	18 371	44 306	36 487	61 353
1. Dividends and equivalents received, including:	980	980	0	0
- from related parties	980	980	0	0
2. Interest, including:	14 114	30 652	33 743	35 322
- from related parties	13 047	28 564	32 032	32 163
3. Profits on disposal of investments	48	358	261	261
4. Revaluation of investments	3 736	6 433	-12 136	934
5. Other	-507	5 883	14 619	24 836
XI. Financial expenses	17 955	36 338	29 970	93 326
1. Interest, including:	7 958	15 925	12 917	16 149
- to related parties	0	0	0	0
2. Losses on disposal of investments	15 831	17 940	235	235
3. Revaluation of investments	-3 677	0	18 792	74 840
4. Other	-1 957	2 473	-1 974	2 102
XII. Profit on ordinary activities before taxes (IX+X-XI)	14 493	82 944	31 217	35 055
XIII. Extraordinary items (XIII.1. - XIII.2.)	-	-	-71	47
1. Extraordinary profit	-	-	43	350
2. Extraordinary loss	-	-	114	303
XIV. Profit before income tax (XII+/-XIII)	14 493	82 944	31 146	35 102
XV. Income tax	2 582	21 990	9 715	11 392
a) current tax	8 982	27 576	7 324	20 634
b) deferred tax	(6 400)	(5 586)	2 391	(9 242)
XVI. Other obligatory charges	0	0	0	0
XVII. Share of result of associates accounted for by the equity method of accounting	0	0	0	0
XVIII. Net profit (loss) (XIV-XV-XVI+/-XVII)	11 911	60 954	21 431	23 710

Net profit (for 12 months)	89 278		105 446	
Weighted average number of ordinary shares	13 482 000		12 956 784	
Basic earnings per ordinary share (in PLN)	6,63		8,14	
Weighted average anticipated number of ordinary shares	14 231 388			
Diluted earnings per ordinary share (in PLN)	6,27		-	

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (in thousand PLN)	2nd quarter 2002 (current year) from 01.04.2002 to 30.06.2002	2 quarters 2002 (current year) cumulative from 01.01.2002 to 30.06.2002	2nd quarter 2001 (previous year) from 01.04.2001 to 30.06.2001	2 quarters 2001 (previous year) cumulative from 01.01.2001 to 30.06.2001
I. Opening balance of shareholders' equity	621 092	572 190	525 734	522 102
a) changes in accounting policy	-	-	-	-
b) corrections of fundamental errors	-	-	-	-
c) correction of the 1st quarter	141	-	(4 061)	(2 708)
I.a. Opening balance of shareholders' equity after reconciliation to comparable data	621 233	572 190	521 673	519 394
1. Opening balance of share capital	13 462	13 462	13 462	12 700
1.1. Changes in share capital	-	-	-	762
a) increase	-	-	-	762
- share issue	-	-	-	762
b) decrease	-	-	-	-
- redemption of own shares	-	-	-	-
1.2. Closing balance of share capital	13 462	13 462	13 462	13 462
2. Opening balance of unpaid capital	-	-	-	-
2.1. Changes in unpaid capital	-	-	-	-
a) increase	-	-	-	-
b) decrease	-	-	-	-
2.2. Closing balance of unpaid capital	-	-	-	-
3. Opening balance of own shares held	-	-	-	-
3.1. Changes in own shared held	-	-	-	-
a) increase	-	-	-	-
b) decrease	-	-	-	-
3.2. Closing balance of own shares held	-	-	-	-
4. Opening balance of spare capital	497 352	499 747	378 472	377 882
4.1. Changes in spare capital	2 395	-	121 275	121 865
a) increase	2 395	-	121 275	121 865
- share premium	-	-	-	-
- net profit distribution (statutory)	-	-	-	-
- net profit distribution (over statutory-required minimum value)	-	-	117 110	117 110
- correction of the first quarter	2 395	-	4 165	4 755
b) decrease	-	-	-	-
- loss cover	-	-	-	-
4.2. Closing balance of spare capital	499 747	499 747	499 747	499 747
5. Opening balance of revaluation reserve	-	-	-	-
5.1. Changes in revaluation reserve	-	-	-	-
a) increase	-	-	-	-
b) decrease	-	-	-	-
- disposal of fixed assets	-	-	-	-
5.2. Closing balance of revaluation reserve	-	-	-	-
6. Opening balance of other spare capital	-	-	-	-
6.1. Changes in other spare capital	-	-	-	-
a) increase	-	-	-	-
b) decrease	-	-	-	-
6.2. Closing balance of other spare capital	-	-	-	-
7. Opening balance of undistributed profit (not covered loss) from prevoius years	110 278	58 982	133 800	131 520
7.1. Opening balance of undistributed profit from previous years	110 278	58 982	133 800	131 520
a) changes in accounting policy	-	-	-	-
b) corrections of fundamental errors	-	-	-	-
c) correction of the 1st quarter	(2 253)	0	(7 464)	(7 463)
7.2. Opening balance of undistributed profit from previous years after reconciliation to comparable data	108 025	58 982	126 336	124 057
a) increase	-	-	-	-
- profit distribution	-	-	-	-
b) decrease	-	-	117 110	117 110
- profit distribution	-	-	117 110	117 110
7.3. Closing balance of undistributed profit from previous years	108 026	58 982	9 226	6 947
7.4. Opening balance of not covered loss from previous years	-	-	-	-
a) changes in accounting policy	-	-	-	-
b) corrections of fundamental errors	-	-	-	-
7.5. Opening balance of not covered loss from previous years after reconciliation to comparable data	-	-	-	-
a) increase	-	-	-	-
- transfer of loss to be covered	-	-	-	-
b) decrease	-	-	-	-
7.6. Closing balance of not covered loss from previous years	-	-	-	-
7.7. Closing balance of undistributed profit (not covered loss) from prevoius years	108 025	58 982	9 226	6 947
8. Net profit (loss) for the period	11 911	60 954	21 431	23 710
a) net profit	11 911	60 954	21 431	23 710
b) net loss	-	-	-	-
c) other net profit (loss) deductions	-	-	-	-
II. Closing balance of shareholders' equity	**633 145**	**633 145**	**543 866**	**543 866**
III. Closing balance of shareholders' equity regarding the proposed profit distribution (loss coverage)	**633 145**	**633 145**	**543 866**	**543 866**

STATEMENT OF CASH FLOWS (in thousand PLN)	2nd quarter 2002 (current year) from 01.04.2002 to 30.06.2002	2 quarters 2002 (current year) cumulative from 01.01.2002 to 30.06.2002	2nd quarter 2001 (previous year) from 01.04.2001 to 30.06.2001	2 quarters 2001 (previous year) cumulative from 01.01.2001 to 30.06.2001
A. Cash flows from operating activities	1 690	122 577	84 039	120 756
I. Net profit (loss)	11 911	60 954	21 431	23 710
II. Adjustments to reconcile net profit to net cash generated by operating activities:	(10 321)	61 623	62 608	97 046
1. Share of result of associates accounted for by the equity method of accounting	0	0	0	0
2. Depreciation	7 904	12 851	9 852	18 577
3. Foreign exchange gains (losses)	0	0	0	0
4. Interest and dividends received and paid	6 713	9 995	6 417	13 545
5. (Gains) losses from investing activities	15 887	8 549	(9 327)	(16 853)
6. Change in provisions	12 668	12 348	2 365	2 273
7. Change in inventories	(11 343)	(12 900)	10 733	16 065
8. Change in receivables	33 163	146 265	56 621	117 324
9. Change in short-term liabilities (except for credit facilities and loans)	(28 262)	(100 340)	(23 236)	(96 637)
10. Change in prepayments and accruals' balance	(9 236)	(4 816)	5 627	(3 854)
10. Donations	8 563	11 681	678	3 942
11. Other adjustments	(49 378)	(22 010)	2 778	41 364
III. Cash flows from operating activities (I+/-II)	1 590	122 577	84 039	120 756
B. Cash flows from investing activities	(8 769)	(126 620)	(66 888)	(97 585)
I. Cash inflows from investing activities	883 074	1 723 599	112 892	267 460
1. Disposal of intangible and tangible fixed assets	0	0	0	0
2. Disposal of long-term investments in land, buildings and intangible fix	0	0	0	0
3. Disposal of long-term financial investments, including those:	883 074	1 723 599	110 519	265 087
a) in related parties	806 122	1 593 867	-61 338	0
- disposal of financial assets	812 629	1 592 887	-61 338	0
- dividends and equivalents received	980	980	0	0
- repayment of long-term loans granted	0	0	0	0
- interest	0	0	0	0
- repayment of short-term loans granted	(7 487)	0	0	0
- other cash inflows from financial assets	0	0	0	0
b) in other parties	76 952	129 732	171 857	265 087
- disposal of financial assets	109 026	109 026	264 197	264 197
- dividends and equivalents received	0	0	0	0
- repayment of long-term loans granted	20 612	20 706	68	111
- interest	(6 691)	0	(35)	0
- repayment of short-term loans granted	(7)	0	277	779
- other cash inflows from financial assets	(45 888)	0	(92 650)	0
4. Other cash inflows from investing activities	0	0	2 373	2 373
II. Cash outflows from investing activities	(891 843)	(1 850 219)	(179 780)	(365 045)
1. Purchase of intangible and tangible fixed assets	(17 353)	(21 208)	(6 881)	(9 660)
2. Purchase of long-term investments in land, buildings and intangible fixed assets	0	0	0	0
3. Purchase of long-term financial investments, including those:	(873 897)	(1 828 420)	(163 372)	(345 868)
a) in related parties	(805 332)	(1 726 774)	(163 618)	(254 646)
- purchase of financial assets	(805 332)	(1 726 774)	(163 381)	(254 409)
- long-term loans granted	0	0	(227)	(227)
- short-term loans granted	0	0	(10)	(10)
b) in other parties	(68 565)	(101 646)	246	(91 222)
- purchase of financial assets	(45 305)	(78 366)	176	(89 702)
- long-term loans granted	(10 508)	(10 525)	(40)	(1 520)
- long-term loans granted	(12 755)	(12 755)	110	0
4. Other cash outflows from investing activities	(593)	(593)	(9 527)	(9 527)
III. Cash flows from investing activities (I-II)	(8 769)	(126 620)	(66 888)	(97 586)
C. Cash flows from financing activities	(1 933)	(43 860)	(18 487)	(44 783)
I. Cash inflows from financing activities	261 793	261 793	0	762
1. Share issue	0	0	0	762
2. Credit facilities and loans received	7 793	7 793	0	0
3. Debt securities issue	254 000	254 000	0	0
4. Other cash inflows from financing activities	0	0	0	0
II. Cash outflows from financing activities	(263 726)	(305 653)	(18 487)	(45 545)
1. Purchase of own shares	0	0	0	0
2. Dividends and equivalents paid to shareholders	0	0	0	0
3. Other expenses related to profit distribution	0	0	0	0
4. Repayment of credit facilities and loans received	5 922	(2 451)	(13 173)	(28 121)
5. Redemption of debt securities issued	(264 525)	(291 521)	(4 637)	(13 482)
6. Payments of other financial liabilities	4 439	0	0	0
7. Payments of finance lease liabilities	0	0	0	0
8. Interest paid	0	0	0	0
9. Other cash outflows from financing activities	(9 562)	(11 681)	(677)	(3 942)
III. Cash flows from financing activities (I-II)	(1 933)	(43 860)	(18 487)	(44 783)
D. Net cash inflow / outflow (A+/-B+/-C)	(9 112)	(47 903)	(1 336)	(21 612)
E. Balance sheet change in cash position	(9 112)	(47 902)	(1 336)	(21 612)
- change in cash position due to exchange rate differences	1 593	0	0	0
F. Cash at the beginning of the financial year	14 028	52 819	7 976	28 252
G. Cash at the end of the financial year (F+/- D), including:	4 916	4 916	6 640	6 640
- restricted cash and cash equivalents	174	174	27	27

Signature of the officer representing the company

....

Bogdan Bartkowski - Member of the Board

August 14, 2002

PROKOM SOFTWARE SA CAPITAL GROUP

Comments to the quarterly consolidated financial statements of Prokom Software S.A. Capital Group for the 2nd Quarter 2002 (SA-QSr 2/2002)

I. Rules adopted in preparation of this report

1. This consolidated quarterly report of Prokom Software S.A. Capital Group (Report) presents data for the 2nd quarter 2002 in a form of:
   - consolidated financial statements, including: consolidated balance sheet, off-balance sheet items, consolidated statement of operations, statement of changes in consolidated shareholders' equity and consolidated statement of cash flows,
   - Prokom Software S.A.'s abbreviated unconsolidated financial statements, including: balance sheet, off-balance sheet items, statement of operations, statement of changes in shareholders' equity and statement of cash flows,
   - comments of the Dominant Company's Management Board to the quarterly consolidated financial statements.
2. The quarterly consolidated financial statements of Prokom Software S.A. Capital Group for the 2nd quarter 2002 have been prepared in line with the following legal regulations: the Accounting Act of 29 September 1994, Minister of Finance Decree of 12 December 2001, Council of Ministers Decree of 16 October 2001.

   This report was prepared in compliance with the presently binding accounting rules including: the rule of assets and liabilities valuation, the net financial result measurement (determined on the balance sheet date) and all obligatory rules of consolidation. Provision related adjustments were also implied, including provision for the deferred corporation income tax and the provision for asset revaluation.
3. In this 2Q2002 report comparative financial data for the 2nd quarter 2001, 1st quarter 2002 and 1st quarter 2001 have been included.
4. Prokom Software S.A., the Dominant Company, plays the key part in Prokom Software S.A. Capital Group as it co-ordinates and organizes cooperation of its Group companies. Prokom Internet S.A. manages internet companies, whose assets have been consolidated into separate Group.
5. In the 2nd quarter 2002 the following changes in the structure of the Capital Group occurred:
   - in April 2002 Prokom Software S.A. sold to Combidata Poland Sp. z o.o. (subsidiary) 240,475 shares of Multitrade S.A. of nominal value 1.00 PLN each share, constituting altogether 99,4% of the share capital and entitling to exercise the same number of votes at the General Shareholders' Meeting of Multitrade S.A. In result of this transaction Prokom Software S.A. indirectly owns 83,3% in share capital and 85,48% of votes at the General Shareholders' Meeting of Multitrade S.A.
6. In this consolidated financial statements for the 2nd quarter 2002 the following subsidiaries and associates have been consolidated:

   Prokom Software S.A., Koma S.A., ZETO Sp. z o.o., Combidata Poland Sp. z o.o., Postdata S.A., Prokom Internet S.A., Optix Sp. z o.o., PUP Spin Sp. z o.o., Wirtualna Polska S.A., The Polished Group S.A., Edison S.A., , Stopklatka Sp. z o.o., Internet Wizards Sp. z o.o., Safe Computing Sp. z o.o., www praca com Sp. z o.o., Ce-market.com S.A., Ad-net S.A.

PROKOM SOFTWARE SA CAPITAL GROUP

7. Selected financial data of Group companies excluded from consolidation:

Company	Total assets ['000 PLN]	Share in total assets of the Dominant Company	Revenues and financial income ['000 PLN]	Share of revenues and financial income in analogous takings of the Dominant Company
Incenti S.A.	47,055	4.24%	5,914	1.51%
Prokom B2B S.A.	69	0.01%	0	0.00%
Multitrade S.A.	60	0.01%	0	0.00%
Koma Nord Sp. z o.o.	3,400	0.31%	7,036	1.80%
Telepraca S.A.	748	0.07%	22	0.01%

This table above proves that the above-presented values have not exceeded 10% of comparable economical values of the Dominant Company.

The sum of total assets of companies not included in this consolidated financial statement has just 3.91% share in the sum of total assets of all Group consolidated companies. The sum of revenues and financial incomes of companies excluded from this consolidated financial statement equals to 2.82% of the sum of revenues and financial incomes of all Group consolidated companies.

All companies listed in the table above have been excluded from this consolidated financial statements because of insignificant values presented in their 2Q2002 financials compared to similar values presented in Group consolidated companies financial statements. This exclusion has been made based on item 58.1.1 and item 63.a) of the Accounting Act dated 29 September 1994.

Abbreviated financial statements for the year 2001 of companies excluded from this consolidated financial statements were published in the Annual Report of Prokom Software S.A. Capital Group (SA-RS 2001) which was presented to the public on the 30th April 2002.

8. Data presented in this consolidated financial statements of Prokom Software S.A. Capital Group for the 2nd quarter 2002 differ from data presented in the Prokom Software S.A.'s abbreviated unconsolidated financial statements for the same period because of implementation of the binding principles of consolidation.

9. Euro conversion

To convert financial results from Polish zloty (PLN) into the euro currency the following average exchange rates published by the National Bank of Poland were used:

- balance sheet data used the rate as on the balance sheet day. The exchange rate on 31 June 2002 was 1 EUR = 4,0091 PLN, while the exchange rate on 31 June 2001 was 1 EUR = 3.3783 PLN;
- profit and loss account data, for the period from January to June 2002, have been restated at the rate of EUR = 3,7026 PLN (average of NBP rates applicable on the last day of each month between January and June 2002);
- profit and loss account data, for the period from January to June 2001, have been restated at the rate of EUR = 3,5806 PLN (average of NBP rates applicable on the last day of each month between January and June 2001).
- basic and diluted earnings per ordinary share (for 12 months) have been restated at the rate 1 EUR = 3,7563 PLN, which is an average of NBP rates applicable on the last day of each month between July 2000 and June 2001. Basic and diluted earnings per ordinary share (for 12 months) have been restated at the rate 1 EUR = 3,7119 PLN, which is an average of NBP rates applicable on the last day of each month between July 2001 and June 2002.

II. Reserves and assets' book value restatements

The Capital Group

Reserves

A. In the 2nd quarter 2002 the Capital Group formed the following reserves ('000 PLN):

– for costs for which no invoices were received	553
– for doubtful accounts	1,974
– for deferred income tax	25
– for the forecasted decrease of profitability of contracts	12,000

B. In the 2nd quarter 2002 the Capital Group dissolved the following reserves ('000 PLN):

– for doubtful accounts	1,086
– holiday accrual	157

Assets' book value restatements

In the 2nd quarter 2002 the book value of the assets was restated for the total amount of PLN + 1,248 thousand.

Prokom Software S.A.

In the 2nd quarter 2002 Prokom Software S.A. formed the reserve for costs for which no invoices were received for the amount of PLN 553 thousand, for doubtful accounts for the amount of PLN 1,760 thousand as well as for the forecasted decrease of profitability of contracts for the amount of PLN 12,000 thousand. It dissolved a reserve for doubtful accounts for the amount of PLN 946 thousand. The book value of the assets held was restated down for the total amount of PLN + 1,259 thousand.

III. Significant achievements of the Capital Group in the 2nd quarter 2002.

Operating activities

In the 2nd quarter 2002 Prokom Software S.A. concluded the following contracts and agreements:

- in April - with Sofrecom Polska Sp. z o.o. regarding the implementation of Phase 1 of the Customer Service System in TP S.A. (Customer Relationship Management - "CRM") undertaken in co-operation with Sofrecom Polska Sp. z o.o. The scope of services offered by Prokom Software S.A. covers data migration, design and development of interfaces between legacy systems in TP S.A. and CRM system, implementation assistance and training. The total value of the contract is PLN 17.3 million.
  (communiqué of Prokom Software S.A. - RB/11/2002 dated 19 April 2002)
- in May 2002 - an agreement with ZUS amounting to the net value of PLN 33.9 million regarding the administration and exploration of KSI information system in the field of data processing carried out by the Company on the temporary platform in the Central Data Base Center of ZUS from the middle of 1999 till October 2001. The payment of the above mentioned amount due to the agreement concluded on the 20th of May covers all Company's claims regarding data processing services carried out on the temporary platform in the Central Data Base Center of ZUS.
  (communiqué of Prokom Software S.A. - RB/19/2002 dated 21 May 2002)
- in June 2002 - an agreement between Prokom Software S.A. and Telekomunikacja Polska S.A. was concluded As a result of it the total amount of transactions between those companies and their subsidiaries, during the period of last 12 months, exceeded 10% of Prokom Software S.A.'s shareholders' equity, obtaining the amount of PLN 92 million. The largest agreement, concluded

during this period of time, is an agreement between Prokom Software S.A. and Telekomunikacja Polska S.A concluded on 29 June 2002. That agreement, which object was to grant the license and render IT services, is an executive agreement to the general agreement from 12 May 1999. The net value of contract amounts to PLN 23 million.

(communiqué of Prokom Software S.A. - RB/28/2002 dated 1 July 2002)

Significant achievements of subsidiaries and associates in the 2nd quarter 2002:

- Koma S.A. – carried out the significant reorganization and changes in company,s structure through limitation of its trade offer, limitation of the employment (22%), renegotiations of contracts and changes in a way of giving bonuses. It concluded trade contracts to provide 240 notebooks for Glaxo Smith Kline Beecham, to provide and implicate Koma HR system for "Le Royal Meriden Bristol Hotel" and "for Farmacol S.A. ; it received an order to exchange 60 Intel servers for ING BŚK S.A. Moreover it won a tender to provide and install 140 workstations and printers for the Department of Justice (worth PLN 700 thousand).
- Koma Nord Sp. z o.o. – according to the agreement signed with Polpharma S.A. it carried out the delivery of computer equipment. It also signed an agreement with Philips Kwidzyn and Macopol for providing out-sourcing services and carried out the delivery of automatic archive system for Philips Kwidzyn.
- Optix Polska Sp. z o.o. – concluded agreements for the delivery of hardware and software with: L'Oreal Polska Sp. z o.o., Wirtualna Polska S.A., Incenti S.A. , PTK Centertel Sp z o.o.
- Edison S.A. – creation of the new designing group in Geant and significant acceleration of implication (14 new Geant deliverers were attached in June). Edison widen its portfolio for a new method of exchangind the datas with MAKRO in a competetive prices to POLKOM 400.
- Combidata Poland Sp. z o.o. – concluded an annex concerning the termination of an agreement with PPUP Poczta Polska S.A. , for the total value not less than PLN 8 million. The termination of this agreement has a negative influence on last year and current year company's finacial results. It increased its activity to TP S.A., PZU S.A. Moreover it carries out the negotiations concerning signing an agreement with Prokom Software S.A. concerning CRM system for TP S.A.
- Incenti S.A. – has finished the first stage of extension of database proccesing center in Wrocław, it has begun rendering colocation services for ce-market.com S.A., as well as hosting services for www praca com Sp z o.o.
- Internet Wizards Sp z o.o. – after the liquidation of Warsaw office and moving it to Stopklatka headoffice in Szczecin, the last stage of operational consolidation with Stopklatka had just begun. All tasks connected with administration, accounting, technical service and marketing were over taken by Stopklatka staff.
- Stopklatka Sp. z o.o. – in result of operational consolidation with Internet Wizards, the company took over all businesses of Internet Wizards. The offer of the internet store was succesively increased, which has started its own sale including warehouse and logical.
- www praca com Sp z o.o. – begun implementing the "e-Kompetencje" software in Nordea Bank Polska and Demos S.A. in Gdynia.

▪ in May –an annex to the agreement of cooperation (27 March 2001) with PUP Spin SP z o.o The agreement was to giving by Prokom Software S.A. the software licence with the right to giving by SPIN payed sublicences for final users.The annex was to terminate the agreement with SPIN, as a result of which Prokom Software S.A. made out correct invoice amounting to PLN 27,6 million.

Financing activities

In the 2nd Quater 2002 Company had not made any finacial operations which would be significant for its activity.

Investing activities

In the 2nd Quater 2002 Company had not made any investments which would be significant for its activity.

IV. Significant events influencing financial results

After the 2nd quarter 2002 revenues of the Capital Group amounted to PLN 403,7 million, operating profit summed to PLN 70,4 million, profit before income tax equaled to PLN 54,5 million and net profit was equal to PLN 30,5 million.

The main factors influencing profit before income tax were:

- the Dominant Company's operating profit,
- loss on sale of Ster-Projekt S.A.'s shares,
- inclusion of PUP Spin Sp. z o.o. into consolidation,
- costs of interest charges on liabilities,
- share of results of internet companies.

Revenues

After the 2nd quarter 2002 sales of products and services represented 74.1% of total revenues. The remaining 25.9% of revenues was generated by sales of goods and materials. The Dominant Company generated the majority of revenues (85.4%).

Costs

After the 2nd quarter 2002 costs of products, services, goods and materials sold equaled to PLN 210,5 million, which means selling margin of 47.9%. The selling margin on sales of products and services equaled to 56.6% while the selling margin on sales of goods and materials was equal to 22.8%. Selling costs added up to PLN 16,1 million, general and administrative costs summed to PLN 81,7 million.

V. Significant events after 31 June 2002 which might affect future financial results

- On 31 July 2002 Prokom Software S.A. concluded with PZU S.A. an Annex, which concerns the provision by the Company of IT services to PZU S.A. for a period of three years. Prokom Software S.A. will provide IT maintenance services, consisting current updating of both the INSURER and FKX software to PZU S.A.'s changing needs, as well as exploitation of maintenance services which secure the proper functioning of the system. Furthermore Prokom Software S.A. will supervise the technical infrastructure in over 370 PZU S.A. departments. Annex fixes the payment to Prokom Software S.A. only for the first year of the service agreement. The guaranteed payment set for the first year shall not exceed PLN 58,3 million. Prokom Software S.A. is to render the services and will receive payments proposed by the Management Board of PZU S.A., as agreed by both sides prior to 31 May of each year of the agreement, for the period beginning 1 August of the base year until the 31 July of the following year, using the fee structure for Prokom Software S.A.'s specialists established for the duration of the entire agreement.

Besides described above, since 31June 2002 till the date of this report, no other significant events that might influence Group's financial results occurred.

VI. The valuation of the possibility of fulfillment of previously published financial results forecasts

The Management Board of Prokom Software S.A. did not present any forecasts of Prokom Software S.A.'s or its Capital Group's financial results to the public.

VII. Changes in shares ownership structure

Shareholders who held directly or indirectly at least 5% of the total number of votes at the General Shareholders' Meeting (GSM) of Prokom Software S.A.:

Shareholders of Prokom Software S.A. on 14 August 2002

Shareholder	Number of shares	% in share capital	Number of votes at GSM	% of votes at GSM
Prokom Investments S.A.	3,535,096	26.26%	3,830,776	26.97%
Ryszard Krauze**)	1,828,682	13.58%	2,013,482	14.18%
Bank of New York*)	1,560,393	11.59%	1,560,393	10.99%
CU OFE BPH CU WBK***)	600,000	4.46%	600,000	4.22%

*) The GDR 's depository

**) Mr. Ryszard Krauze owns 96.03% of the share capital and votes at the GSM of Prokom Investments S.A. which results in direct and indirect share of 38.8% in Prokom Software S.A.'s share capital and 40.1% of votes at its GSM.

***) Holds 2,961 bonds convertible to 198,387 E series shares. In case of conversion of all issued bonds Commercial Union OFE BPH CU WBK would possess 798,387 shares of Prokom Software S.A. which would constitute 5.39% of the share capital and would entitle to execute 798,387 votes at the Company's GSM (being 5.14% of the total number of votes).

Shareholders of Prokom Software S.A. on 15 May 2002

Shareholder	Number of shares	% in share capital	Number of votes at GSM	% of votes at GSM
Prokom Investments S.A.	3,535,096	26.26%	3,830,776	26.97%
Ryszard Krauze**)	1,828,682	13.58%	2,013,482	14.18%
Bank of New York*)	1,501,747	11.16%	1,501,747	10.57%
CU OFE BPH CU WBK***)	600,000	4.46%	600,000	4.22%

*) The GDR 's depository

**) Mr. Ryszard Krauze owns 96.03% of the share capital and votes at the General Shareholders' Meeting of Prokom Investments S.A. which results in direct and indirect share of 38.8% in Prokom Software S.A.'s share capital and 40.1% of votes at the General Shareholders' Meeting.

***) Holds 2,961 bonds convertible to 198,387 shares. In case of conversion of all issued bonds Commercial Union OFE BPH CU WBK would possess 791,934 shares of Prokom Software S.A. which would constitute 5.35% of the share capital and would entitle to execute 791,934 votes at the Company's General Shareholder's Meeting (being 5.09% of the total number of votes).

1. Changes in Prokom Software S.A.'s shares ownership structure:

- the Bank of New York purchased Prokom Software S.A.'s shares and in effect it holds 1,560,393 shares giving it the right to 11.59% of Prokom's share capital and 10.99% of the total number of votes at its GSM.
- on 26 April 2002 the Extraordinary General Shareholders' Meeting passed the resolution on the increase of Prokom Software S.A.'s share capital from the amount not lower than PLN 13,534,524 and not higher than PLN 14,934,524, that is by the amount of PLN 72,524 by the issue of 72,524 Series F shares destined for the management staff of The Polished Group S.A. In order to fulfill the Company's obligations arising from the contract concluded on the 30th September 1999 present shareholders were deprived of the pre-emptive right in taking up any of the new Series F shares.
(communiqué of Prokom Software S.A. - RB/12/2002 dated 26 April 2002)

- on 1 July 2002 Prokom Internet S.A. headquartered in Gdynia (dependent by 95% of votes at the General Shareholders' Meeting) had purchased from Mr. Grzegorz Pohorecki 19 shares in Safe Computing Sp. z o.o., at the nominal value of 100 PLN each share, for total amount of 1,900 PLN. Purchased shares constitute 47.5% of share capital and votes at General Meeting of Safe Computing Sp. z o.o. After the transaction Prokom Internet S.A. owns shares constituting 100% of share capital and votes at General Meeting of Safe Computing Sp. z o.o. By this way Prokom Software S.A. indirectly owns 95% of share capital and votes at the General Meeting of Safe Computing Sp. z o.o.
(communiqué of Prokom Software S.A. - RB/29/2002 dated 4 July 2002)

Besides described above, the Dominant Company has no knowledge of any other changes in the structure of the Company's ownership.

2. Changes in Prokom Software S.A.'s subsidiaries shares ownership structure:

- in April 2002 Prokom Software S.A. sold to Combidata Poland Sp. z o.o. (subsidiary) 240,475 shares of Multitrade S.A. of nominal value 1.00 PLN each share, constituting altogether 99.4% of the share capital and entitling to exercise the same number of votes at the General Shareholders' Meeting of Multitrade S.A. For the total price of PLN 285 thousand Prokom Software S.A. sold all shares held in Multitrade S.A.
(communiqué of Prokom Software S.A. - RB/9/2002 dated 18 April 2002)

VIII. Changes in the ownership of Company's shares or rights to the shares by the members of the Supervisory Board and the Management Board.

	30-06-2002		Increase / decrease		15-05-2002	
	Number of shares	Number of options	Number of shares	Number of options	Number of shares	Number of options
The Management Board	2,050,323	-	-	-	2,050,323	-
The Supervisory Board	-	-	-	-	-	-

IX. Information about about legal suits or administrative proceedings pending against Prokom Software S.A. or its subsidiaries regarding their liabilities or receivables.

In the 2nd quarter 2002 there were no pending legal suits or administrative proceedings against Prokom Software S.A. or its subsidiaries regarding their liabilities or receivables of combined value exceeding in total 10% of Prokom Software S.A.'s shareholders' equity.

X. Information about uncommon transactions between group companies of value exceeding EUR 500,000.

All intercompany transactions between group companies were ordinary transactions concluded on usual market conditions and were a result of regular operating activity of Prokom Software S.A. and its subsidiaries.

XI. Guarantees granted.

The combined value of guarantees granted by Prokom Software S.A. or its subsidiaries to a single entity or its subsidiary did not exceed 10% of Prokom Software S.A.'s shareholders' equity.

XII. Other information essential for the estimation of the Group's performance and condition.

- on 26 April 2002 the Extraordinary General Shareholders' Meeting passed resolutions on changing the Statutes of Prokom Software S.A. affecting its Supervisory Board. Now it is composed of four members. Mr. Ryszard Krauze appoints one Member of the Supervisory Board and its Chairman,
- On 25 April 2002 Ms. Beata Stelmach handed in her resignation from her position as a member of Prokom Software S.A.'s Supervisory Board. On 26 April 2002 the Supervisory Board of Prokom Software S.A. appointed Ms. Beata Stelmach to be the member of the Management Board,
- On 26 April 2002 the Extraordinary General Shareholders' Meeting appointed Mr. Marek Modecki to become a new member of the Supervisory Board of Prokom Software S.A.
- On 8 August 2002 the General Shareholders' Meeting decides to change the §13.2 of the Company's Statutes and give it the new wording: "The first Management Board shall be appointed by the General Shareholders' Meeting for a term of two years. The Members of each subsequent Management Board shall be appointed for individual terms of office. The individual term of office of each Management Board Member is dependent on type of his position, and for the President of the Management Board it is 5 years, for the Vice-President of the Management Board it is 2 years and for the Member of the Management Board it is 1 year. A Member of the Management Board shall be dismissed by the resolution of the Supervisory Board."
- On 8 August 2002, in accordance with the §18 of the Company's Statutes and resolutions passed on by the General Shareholders' Meeting of Prokom Software S.A., the Supervisory Board of 4th term of office was appointed in a following composition: Mrs Irena Krauze – Chairman of the Supervisory Board, Mr Leszek Starosta, Mr Andrzej Karnabal and Mr Marek Modecki – Members of the Supervisory Board
- On 8 August 2002the Supervisory Board of Prokom Software S.A. made an appointment of Management Board of 4th term of office, which consists: Ryszard Krauze - President of the Management Board, Tadeusz Dyrga - Vice President of the Management Board, Piotr Mondalski - Vice President of the Management Board, Mirosław Szturmowicz - Vice President of the Management Board, Krzysztof Jan Wilski - Vice President of the Management Board, Bogdan Bartkowski - Member of the Management Board, Jacek Duch - Member of the Management Board, Krzysztof Kardaś - Member of the Management Board, Tadeusz Kij - Member of the Management Board, Beata Stelmach - Member of the Management Board, Maciej Wantke - Member of the Management Board. The new Members of the Management Board of Prokom Software S.A. are: Mr Tadeusz Kij, (who is responsible for IT systems designing projects services and the mainteneace of those systems) and Mr Maciej Wantke (who is responsible for preparing of IT projects).

Signature of the officer representing the Company

14 August 2002	**Bogdan Bartkowski**	**Member of the Board**	....
date	full name	function	signature